

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2013

<u>Via E-mail</u>:
Limin Li
Chairman and Chief Executive Officer
VisionChina Media Inc.
1/F Block No.7 Champs Elysees
Nongyuan Road, Futian District
Shenzhen 518040
People's Republic of China

   Re: **VisionChina Media Inc.**
     Form 20-F for the fiscal year ended December 31, 2011
     Filed April 27, 2012
     File No. 1-33821

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Carlos Pacho for

         Assistant Director
         Larry Spirgel